# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EXP WORLD HOLDINGS, INC., CIK 0001495932
CUSIP: 30212W100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Date of event which requires filing of this statement: 01/31/2026
Filed by CIK 0001570838
Persons authorized to receive notices and communications: James Bramble, 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226, 360-685-4206

## Reporting persons
- Glenn Sanford (CIK 0001570838): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 41,427,727; shared voting power 236,053; sole dispositive power 41,427,727; shared dispositive power 236,053; aggregate amount beneficially owned 41,663,780 (25.74% of the class)
  Comment: (1) Sole voting and dispositive power includes: (i) 39,578,400 shares of common stock, and (ii) stock options exercisable for an aggregate of 1,849,327 shares of common stock.
  
  (2) Shared voting and dispositive power includes common stock held by other members of Glenn D. Sanford's household.
  
  (3) Percent of Class is based on 161,893,096 shares of common stock issued and outstanding as of January 31, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: EXP WORLD HOLDINGS, INC.
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226

## Signatures
- Glenn Sanford: /s/ Glenn Sanford, Glenn Sanford (02/17/2026)